SNC•LAVALIN
Engineers & Constructors

Certified ISO 9001

CERTIFICATE OF QUALIFIED PERSON

As an author of the preparation of parts the report entitled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007, I hereby state:

1. My name is Helen E. Jackson and I am employed by SNC-Lavalin Engineers & Constructors Inc. at 2200 Lake Shore Blvd., Toronto, Ontario Canada.

2. I am practicing as a professional geologist registered with Professional Geoscientists of Ontario.

3. I graduated from the B.Sc. (Hons.) Biology program at Queen's University, Kingston, Ontario in 1980; and received a B.Sc. (Specializations in Geology) from the University of Alberta in Edmonton in 1983.

4. I have practiced my profession since 1984.

5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

6. I last personally visited the Las Cristinas property in 2004.

7. I am responsible for the preparation of the section pertaining to Groundwater Numerical Modeling within the Open Pit Hydrogeology and Dewatering section (19.1.1) of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007 relating to the Las Cristinas property in Venezuela.

8. I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9. I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

10. I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporation and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such company.

11. I have read National Instrument 43-101 and Form 43-101F1, and the section pertaining to Groundwater Numerical Modeling within the Open Pit Hydrogeology and Dewatering section (19.1.1) of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for the Crystallex International Corporation and dated November 7, 2007, have been prepared in compliance with that instrument and form.

Dated at Toronto, Ontario on the November 7th, 2007.

Helen Jackson

Helen E. Jackson, P. Geo.
Senior Hydrogeologist